SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT’s local currency rating to Baa2; outlook stable”.	6

Exhibit 1

June 1, 2007

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s upgrades PLDT’s local currency rating to Baa2; outlook stable”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

Exhibit 1

June 1, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s upgrades PLDT’s local currency rating to Baa2; outlook stable”.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 1, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s upgrades PLDT’s local currency rating to Baa2; outlook stable”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: June 1, 2007

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

Moody’s Investors Service	Global Credit Research Rating Action 31 MAY 2007

Rating Action: Philippine Long Distance Telephone Company

Moody's upgrades PLDT's local currency rating to Baa2; outlook stable

Hong Kong, May 31, 2007 --Moody's Investors Service has upgraded Philippines Long Distance Telephone Company's (PLDT) local currency corporate family rating to Baa2 from Baa3. This action concludes the review for possible upgrade that commenced on 11 April 2007. At the same time, Moody's has affirmed PLDT's Ba2 foreign currency bond rating. The outlook on the ratings is stable.

"The rating action reflects continued improvements in PLDT's financial profile and the consolidation of its strong operating performance," says Laura Acres, a Moody's Vice President.

"In subscriber terms, the company holds 58% of the Philippines wireless market and 63% of the fixed-line business, and both positions contribute to its healthy free cash flow generation capabilities," adds Acres, also Moody's lead analyst for PLDT.

PLDT's local currency issuer rating of Baa2 also reflects the company's position as the largest telecommunications operator in the Philippines; strong consolidated financial metrics; dominant market position, founded on its integrated business platform; and the company's moderate sensitivity to technological developments and competitive pressures.

However, these factors are counterbalanced by country-specific issues, such as uncertainty surrounding the Philippines' political and economic environment. Any deterioration in the political system or changes in the regulatory regime could impact PLDT's operating profile and prospects for growth.

The stable outlook reflects Moody's expectation that PLDT will execute its business plan as outlined.

In addition, Moody's affirmation of PLDT's foreign currency bond rating reflects the fact that the rating is unlikely to rise without an improvement in the Philippines foreign currency country ceiling.

PLDT's financial metrics exhibit strong investment grade characteristics; hence any upward pressure on the local currency rating would be more reflective of a stabilizing economic, political and social environment reducing the operating environment uncertainties. Specifically, Moody's would look for PLDT to maintain its existing sound financial profile.

On the other hand, downward pressure is not expected, given that PLDT currently enjoys a healthy financial and operating risk profile. Event risk is always a possibility because of the parlous state of the socioeconomic and political environment, and such risk would be measured by EBITDA margins falling below 50% or debt/EBITDA rising above 2.0x. Furthermore, the foreign currency ratings are sensitive to any movement in the sovereign rating.

Headquartered in Manila and listed on the Philippine Stock Exchange, PLDT is an integrated provider of fixed, broadband and cellular services. PLDT has more than 27 million cellular and fixed line subscribers and is the leading telecommunications service provider in the Philippines. It has an approximate 58% market share for cellular telephony and 63% for fixed-line services.

Exhibit 1

Hong Kong

Laura Acres

Vice President -Senior Analyst

Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 2916-1121

Hong Kong

Gary Lau

Senior Vice President

Corporate Finance Group

Moody's Asia Pacific Ltd.

JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 2916-1121

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : FLORENTINO D. MABASA, JR. Title : First Vice President and Assistant Corporate Secretary

Date: June 1, 2007